Exhibit 99.1

Evotec announces change in Management Board

•	Laetitia Rouxel steps down as Chief Financial Officer effective 28 February 2025

•	Paul Hitchin appointed to succeed as Chief Financial Officer effective 1 March 2025

Hamburg, Germany, 26 February 2025:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that its Chief Financial Officer, Laetitia Rouxel, will step down from her role of Chief Financial Officer effective 28 February 2025 and leave the Company effective 31 March 2025 to pursue other opportunities. Laetitia Rouxel joined Evotec in April 2023 as Chief Financial Officer and member of the Management Board of Evotec. Paul Hitchin has been appointed by the Supervisory Board to succeed Laetitia Rouxel, effective 1 March 2025. Paul has over 20 years of experience in various finance leadership positions, most recently as CFO of Mediq where he was responsible for all financial activities of the company including responsibility for IT & M&A. During Paul’s time with Mediq he led programs to significantly grow the business whilst driving a transformation agenda to improve profitability and efficiency. Prior to Mediq, Paul spent 13 years with General Electric in a number of CFO positions including 5 years with GE Healthcare. Paul holds a BA in Economics and French from Keele University and is a Chartered Management Accountant with CIMA. Paul’s extensive financial expertise and broad experience with transformation will be instrumental for Evotec as we accelerate our new strategic journey towards profitable and sustainable growth.

Prof. Dr Iris Löw-Friedrich, Chairwoman of the Supervisory Board of Evotec, said: “On behalf of Evotec’s Supervisory Board, I would like to sincerely thank Laetitia for her many contributions and her dedication to Evotec over the past two years. Laetitia’s leadership during the recent challenging times has been crucial and we are very grateful for her commitment. We wish her all the very best for her future endeavours.

At the same time, we are pleased to welcome Paul Hitchin as Evotec’s new Chief Financial Officer. His deep financial expertise and his extensive experience with transformation will be essential for Evotec at this important juncture on the path to profitable and sustainable growth.”

Laetitia Rouxel, Chief Financial Officer of Evotec SE commented: “I am grateful to have worked alongside such talented Evotec colleagues. I want to extend my heartfelt gratitude to everyone for their dedication, and especially to the teams I had the privilege of leading. I firmly believe that with bold, courageous leadership and collective determination, Evotec will achieve the success it deserves.”

Paul Hitchin, designated Chief Financial Officer of Evotec SE, commented: “I am very excited to join the talented and passionate Evotec team at this pivotal time of its journey. I look forward to building on the work the team has done so far to accelerate the path to sustainable and profitable growth for Evotec.”

Dr Christian Wojczewski, Chief Executive Officer of Evotec, added: “On behalf of the Management Board, I would like to thank Laetitia for her leadership, her collaborative and constructive team spirit and her positive impact on achieving our 2024 financial goals, including a significant improvement of liquidity in Q4. It has been a pleasure to work with her these past eight months and I wish her all the very best. I am very happy to welcome Paul to the team and look forward to shaping the next chapter of Evotec’s journey together.”

About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 120 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally close to 5,000 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com

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